

August 27, 2014

Via Email
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, 60325 Frankfurt am Main
Germany

> **Re:**   **Deutsche Bank Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 20, 2014**
> **Form 6-K Filed July 29, 2014**
> **File No. 001-15242**

Dear Mr. Krause:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 3 – Key Information, page 6

Risk Factors, page 11

Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism…, page 27

1.   You state that you engage or have engaged in business with counterparties in certain countries which the U.S. State Department has designated as state sponsors of terrorism. Cuba, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. In your letters to us dated October 12, 2011 and February 10, 2012, you discussed contacts with

Cuba and Syria, and indicated that you had no contacts with Sudan at that time. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Syria and Sudan since your 2011 letters, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products or services you have provided to Cuba, Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

Item 15 – Controls and Procedures, page 87

Management's Annual Report on Internal Control over Financial Reporting, page 87

3. We note that during your second quarter 2014 analyst conference call held on July 29, 2014, your chief financial officer commented on recent media reports surrounding your regulatory reporting in the U.S. Please address the following:

- To the extent that significant deficiencies in your U.S. regulatory reporting were identified, tell us the extent to which there may be common root causes to the deficiencies in your regulatory reporting that are relevant to the evaluation of the nature and severity of any deficiencies in internal control over financial reporting (especially the control environment, risk assessment, or monitoring components of COSO).
- Tell us whether for your U.S. operations you typically would have differences between amounts reported for regulatory purposes versus amounts reported under IFRS, and if not, how errors and deficiencies identified in your regulatory reports would not also translate to errors or deficiencies in controls over the preparation of your IFRS financial statements included in SEC filings.
- Tell us whether locations other than your U.S. operations have controls similar in design to those at your U.S. operations, and if so, how you evaluated whether any of those operations had significant deficiencies. If so, please tell us how you evaluated

the severity of these deficiencies individually and in the aggregate, with any other deficiencies in internal control over financial reporting, if applicable.

- To the extent that deficiencies in your regulatory reporting were impacted by weaknesses in your technological systems, explain whether the same systems are used to generate your IFRS financial statements included in your SEC filings.
- To the extent that such deficiencies impacted your assessment of internal controls over financial reporting ("ICFR"), explain how you considered whether such deficiencies are indicative of a material weakness in your ICFR at December 31, 2013. As part of your response, please address the error corrections disclosed on page 290 of your Management Report, and explain how you evaluated the severity of any related internal control deficiencies both individually and in the aggregate, including the aggregation with any deficiencies identified as a result of your US regulatory exams, if applicable.

Market Risk Measurement, page 156

4. We note from your disclosure on page 158 that to assess the accuracy of your regulatory Value-at-Risk (VaR) model you perform backtesting using the comparison of hypothetical daily profits and losses under the buy-and-hold assumption, which you define as the profit and loss impact that would have resulted on a portfolio for a trading day valued with current market prices and parameters assuming it had been left untouched for that day, compared to the estimates from the VaR model from the preceding day. Please respond to the following:

- Revise your future filings to more clearly explain how hypothetical daily profits and losses are calculated. For example, clearly explain whether your definition of hypothetical profit and loss impact includes fees, commissions, net interest income, and gains and losses from intraday trading. Additionally, confirm that the definitions are comparable to the ones used in your backtesting analysis where you compare hypothetical profit and loss impact with a regulatory 99% VaR using a ten day holding period.
- Revise your future filings to disclose your definition of "daily income of trading units" as used on page 171 and describe how that definition differs from "hypothetical daily profits and losses."

Financial Report 2013

Management Report

Operating and Financial Review – Result of Operations, page 17

5. We note your disclosure on page 20 of your Management Report that the decrease in net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss in Deutsche Asset and Wealth Management (DeAWM) was mainly

attributable to the deconsolidation of funds in 2013. Please provide us with more information about the types of funds that were deconsolidated and the events that triggered deconsolidation during 2013.

Consolidated Financial Statements

Note 39 – Information on Subsidiaries, page 402

6.   We note that you consolidate 1,344 structured entities as of December 31, 2013. Please revise your future filings to provide the disclosures required by paragraphs 14-17 of IFRS 12 related to the risks associated with your interests in such consolidated structured entities.

Note 40 – Unconsolidated Structured Entities, page 403

7.   We note that you describe the types of unconsolidated entities with which you are involved and provide a general statement on page 403 of your Management Report that such entities are not consolidated because you do not control them through voting rights, contract, funding agreements, or other means. Please tell us, and revise your future filings as appropriate, to describe the key factors considered in your consolidation determination for each type of unconsolidated structured entity in which you have involvement.
.
Form 6-K filed July 29, 2014

Exhibit 99.1 – Management Report

Information on the Consolidated Balance Sheet (unaudited), page 82

Additional Equity Components, page 103

8.   We note your disclosures regarding the €3.5 billion issuance of Additional Tier 1 Notes (AT1 Notes) with detachable warrants in May 2014. We also note that you have classified these notes as equity instruments but have presented them outside of total shareholders' equity in your Consolidated Balance Sheet. Please address the following:

- Provide us with a detailed analysis explaining how you determined the appropriate accounting treatment for the AT1 Notes. Ensure that your analysis addresses the key terms of these instruments, and specifically explain how the write-down/write-up triggers and the detachable warrants were considered in your accounting determination.
- Describe the trigger events that would result in the AT1 Notes being written up and how the amount of the write-up would be determined.

- Explain how you determined that it was appropriate to classify these notes outside of total shareholders' equity.
- Clarify how any income/(loss) from these notes (e.g., interest expense) is/will be reflected in your Consolidated Statement of Income. In other words, will these amounts be separately attributed to AT1 Noteholders or will they be included in net income/(loss) attributable to Deutsche Bank shareholders?
- Explain how you determined that it was appropriate to include the value of the warrants in the amount reported outside of total shareholders' equity given that these instruments entitle the holder to purchase common shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell, Senior Staff Accountant, at (202) 551-3426 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have any questions.

Sincerely,

/s/ Angela Connell for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant